UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Close of Subsidiary’s Cash Offer for Ban Leong Technologies Limited

As previously announced, Epicsoft Asia Pte. Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company”), made a voluntary cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share, the “Offer Price”) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”).

On July 2, 2025, the Offeror made an announcement (the “Announcement”) that the Offer has closed as of 5:30 pm (Singapore time) on July 2, 2025, and that the Offeror will proceed to compulsorily acquire the Shares not acquired under the Offer at the Offer Price, and following the compulsory acquisition, delist Ban Leong from the Singapore Stock Exchange. A copy of the Announcement is attached hereto as Exhibit 99.1, and is incorporated by reference. The foregoing description of the Offer is subject to, and qualified in its entirety, by such document.

On July 2, 2025, the Company has also issued a press release in connection with the Announcement. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

99.1	Close of Offer Announcement made by Epicsoft Asia Pte. Ltd. in Singapore, dated July 2, 2025.
99.2	Press release issued by GCL Global Holdings Ltd., dated July 2, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 2, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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